Exhibit 99.1

Qunar Announces Results of Annual General Meeting

BEIJING, Feb. 12, 2015 — Qunar Cayman Islands Limited (Nasdaq:QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced the results of its annual general meeting of shareholders, held in Beijing today.

At the meeting, Qunar’s shareholders approved the following amendment of Section 4(a) of the Company’s Amended and Restated 2007 Share Plan, which was last amended on September 24, 2013:

(a) Basic Limitation. Subject to Subsection (b) below and Section 8, the maximum number of Shares that may be issued under the Plan is 36,352,134 as of September 24, 2013, and shall increase (i) on January 1, 2014 by 1.5% of the Company’s then total outstanding Shares, (ii) on January 1 of each of 2015, 2016 and 2017 by 2.65% of the then outstanding Shares, and (iii) on January 1 of each year starting 2018 for the remainder of the term of the Plan by 1.5% of the then outstanding Shares. All of these Shares may be issued upon the exercise of ISOs. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient authorized but unissued Shares to satisfy the requirements of the Plan.”

“We appreciate shareholders’ support,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar.  “The amendment expands the pool for Qunar’s employee stock ownership plan to a similar size as our peers, and will help us attract and retain employees in China’s highly competitive market for Internet talent.  With a focused and committed team, we believe Qunar will deliver much greater shareholder value in the long run.”

About Qunar

Qunar Cayman Islands Limited is a leading Internet and mobile travel platform in China.  Powered by its proprietary technology and having a user base of hundreds of millions, it enables travelers to find and transact diverse deals in flight, hotel and vacation packages by processing highly fragmented travel product information from tens of thousands of travel service providers in China and globally. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

Xiaolu Zhu / Jenna Qian

Investor Relations

Qunar

Tel: 8610 5760 3609

ir@qunar.com / press@qunar.com